Exhibit 2

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class
Holder Account Number

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Form of Proxy - Annual and Special Meeting of Shareholders to be held on June 25, 2007

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 10:00 am, Eastern Time, on June 21, 2007.

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VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Internet
•	Go to the following web site: www.investorvote.com
If you vote by the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.
To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER
00GT0A

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Appointment of Proxyholder
The undersigned shareholder of InterOil Corporation (the “Corporation”) hereby appoints Phil E. Mulacek, Chairman and Chief Executive Officer, or failing him, Christian Vinson, Chief Operating Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”)to be held at the Sheraton Centre, Toronto, ON on June 25, 2007 at 10:00 a.m. and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors as outlined in the Information Circular.

FOR all director nominees - allocate votes equally	▶	☐

OR

WITHHOLD vote for all director nominees	▶	☐

OR

CUMULATIVE voting - please specify the allocation of votes in the space provided:	▶	☐
Note: Max. number of votes to be cast:

Director	Vote	Director	Vote
nominee	allocation	nominee	allocation

Gaylen J. Byker		Edward Speal

Donald R. Hansen		Christian M. Vinson

Roger N. Grundy

Phil E. Mulacek

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	For	Withhold
2. Appointment of Auditors
To appoint PricewaterhouseCoopers, chartered accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.	☐	☐

3. Continuance Special Resolution	For	Against
On the special resolution to approve the continuance of the Corporation from the jurisdiction of the Business Corporations Act (New Brunswick) to the jurisdiction of the Business Corporations Act (Yukon), as fully described in the information circular accompanying the notice of the Meeting, the full text of which resolution is set forth in the information circular accompanying the notice of the Meeting.
	☐	☐

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4. Ratification of Shareholder Rights Plan	For	Against
On the ordinary resolution to ratify the Corporation’s Shareholder Rights Plan, as fully described in the information circular accompanying the notice of the Meeting	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM / DD / YY

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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